UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
Solicitation/ Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934
(Amendment No. 2)
Eastern American Natural Gas Trust
(Name of Subject Company)
Eastern American Natural Gas Trust
(Names of Persons Filing Statement)
Units of Beneficial Interest
(Title of Class of Securities)
276217106
(CUSIP Number of Class of Securities)
JPMorgan Chase Bank, N.A., Trustee
Institutional Trust Services
221 West Sixth Street, 1st Floor
Austin, Texas 78701
Attention Mike Ulrich
(800) 852-1422
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.
      (a) The name of the subject company is Eastern American Natural Gas Trust (the “Trust”). The address of the principal executive offices of the Trust is JPMorgan Chase Bank, N.A., Trustee (the “Trustee”), Institutional Trust Services, 221 West Sixth Street, 1st Floor, Austin, Texas 78701, and the telephone number is (800) 852-1422.
      (b) The title of the subject class of equity securities is Units of Beneficial Interest (“Units”), of which 5,900,000 Units were outstanding at August 4, 2006. At August 4, 2006, holders of 19,900 Units had withdrawn their interest in the related Treasury Bonds (as defined below).

Item 2.	Identity and Background of Filing Person.
      (a) The name, business address and business telephone number of each filing person are Eastern American Natural Gas Trust, c/o JPMorgan Chase Bank, N.A., Trustee, Institutional Trust Services, 221 West Sixth Street, 1st Floor, Austin, Texas 78701, (800) 852-1422. The filing person is the subject company. The Trustee administers the Trust.
      (d) The offer (the “Revised Ensource Offer”) is being made by Ensource Energy Income Fund L.P. (the “Partnership” or the “Ensource Partnership”), the address of which is 7500 San Felipe, Suite No. 440, Houston, Texas 77063. The class of securities to which the offer relates is Units of Beneficial Interest of Eastern American Natural Gas Trust.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.
      To the knowledge of the Trust, there are no agreements, arrangements or understandings and there are no actual or potential conflicts of interest between the Trust or its affiliates and (1) the Trust, its executive officers, directors or affiliates, or (2) the Partnership, its executive officers, directors or affiliates, except that the Trust has been advised that Scott W. Smith, a member, senior executive officer and one of the members of the board of directors of the general partner of the Partnership, owns a total of 2,050 Trust depositary units. The Trust has no executive officers, directors or persons performing similar functions.

Item 4.	The Solicitation or Recommendation.
      (a) Recommendation. The Trust is advising Trust Unitholders to reject the Revised Ensource Offer.
      (b) Reasons. Following are the reasons for the Trust’s recommendation. Page references are to the Prospectus of Ensource Energy Income Fund LP dated July 31, 2006 (the “Ensource Prospectus”). Unless the context requires otherwise, capitalized terms used but not defined herein have the meanings given them in the Ensource Prospectus. As described in the Ensource Prospectus, the former general partner of the Ensource Partnership as been replaced with a limited liability company named Ensource Energy LLC, which we refer to as the “General Partner” or “Ensource”. Ensource Reserves Management LLC is referred to as the “Operating Company”. The offer previously made by the Ensource Partnership in 2005 is herein referred to as the “Original Ensource Offer”.

1.	Opinion of Independent Financial Advisor. In connection with the Revised Ensource Offer, the Trust engaged Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (the “Financial Advisor”), to assist the Trust with an independent analysis of the adequacy, from a financial point of view, of the Revised Ensource Offer to the Trust Unitholders. The Financial Advisor has rendered its written opinion dated August 1, 2006 (the “Opinion”) that, as of the date of the Opinion and based upon and subject to the considerations, factors and limitations set forth therein, the Revised Ensource Offer is inadequate from a financial point of view to the Trust Unitholders. The full text of the Opinion, setting forth the scope of the review undertaken by the Financial Advisor in arriving at the Opinion, is attached hereto as Annex A and is incorporated herein by reference. Trust Unitholders are urged to, and should, read the Opinion carefully and in its entirety. The Opinion was addressed to the Trustee and was provided to the Trustee for its information and assistance in connection with its review of the

Revised Ensource Offer. The Opinion addresses only the adequacy from a financial point of view of the consideration offered to the Trust Unitholders in the Revised Ensource Offer, and does not constitute a recommendation to any Trust Unitholder as to whether to tender or not tender Trust Units in the Revised Ensource Offer.

2.	Opinion of Eastern American Energy Corporation. In connection with the Revised Ensource Offer, Eastern American Energy Corporation, which created the Trust in 1993, and which remains the working interest owner of the properties in which the Trust holds net profits interests (“Eastern American”), reviewed the Revised Ensource Offer. Eastern American has advised the Trustee that, in its opinion, it would be in the best interests of the Trust Unitholders to reject the Revised Ensource Offer. Eastern American has delivered a letter to the Trustee dated June 21, 2006 describing the reasons Eastern American believes it would be in the best interests of the Trust Unitholders to reject the Revised Ensource Offer. A copy of the letter from Eastern American to the Trustee is attached as Annex B. Eastern American has advised the Trustee that it has reviewed the changes to the Revised Ensource Offer made since the date of its letter, and that Eastern American has not changed its opinion.

The Trustee considers Eastern American’s opinion regarding the advisability of the Revised Ensource Offer to be relevant because Eastern American, as the sponsor of the Trust, created the Trust, has remained intimately familiar with the Trust since its inception, and continues to operate a substantial majority of the wells subject to the net profits interest, and is therefore familiar with the assets and terms of the Trust. In addition, the Trustee previously received inquiries from Trust Unitholders asking for Eastern American’s opinion regarding the Original Ensource Offer, and the Trustee believes that Trust Unitholders are entitled to the benefit of Eastern American’s opinion with respect to the Revised Ensource Offer.

3.	Reserve Report from the Trust’s Independent Petroleum Engineering Firm. In accordance with its normal practice, the Trust engaged Ryder Scott Company, the independent petroleum engineering firm that has historically prepared the Trust’s annual reserve report, to prepare a reserve report for the Trust as of December 31, 2005. A copy of the reserve report was filed with the Trust’s Annual Report on Form 10-K for the year ended December 31, 2005. The discounted estimated future net revenues to the Trust from proved developed reserves as estimated in the reserve report (discounted at 10%) increased from $76.2 million at December 31, 2004 to $114.2 million at December 31, 2005. The Trust notes that the estimates provided in the reserve report are subject to the limitations described in the Trust’s Annual Report on Form 10-K for the year ended December 31, 2005 filed with the SEC. The Trust believes that Trust Unitholders should consider the information in the reserve report, as well as information regarding the current market value of the Treasury Bonds, in considering whether to tender their Trust Units in the Revised Ensource Offer.

The information in the Ryder Scott report is indicative of the value of the net profits interests held by the Trust, subject to the limitations and qualifications set forth in the Ryder Scott letter and in the Trust’s Annual Report on Form 10-K for the year ended December 31, 2005 filed with the SEC, because it provides a reasonably current report, in accordance with SEC pricing and other requirements, relating to the net profits interests which the Trust holds. The Ensource Merger, if it were to occur, would not affect Eastern American’s status as the operator of substantially all of the properties in which the Trust now holds interests, and would not affect the control of the underlying properties. However, if the Ensource Merger were to occur, the ownership of the net profits interests now held by the Trust would change, so that the net profits interests would be held, directly or indirectly, by the Ensource Partnership, rather than by the Trust Unitholders.

The net profits interests held by the Trust include royalty net profits interests (“Royalty NPI”), which are not limited in term or amount, and term net profits interests (“Term NPI”), which will expire on the earlier of May 15, 2013 or when 41,683 MMcf of gas has been produced which is attributable to Eastern American’s net revenue interests in the properties burdened by the Term NPI. Under the Trust Agreement, the Trustee is directed to sell all remaining Royalty NPI after May 15,

2012 and prior to May 15, 2013, and, if the Trust remains in existence, net proceeds from selling the Royalty NPI will be distributed to Unitholders on the first quarterly payment date following the receipt of such proceeds by the Trust. The Term NPI will expire on the earlier of May 15, 2013 or when 41,683 MMcf of gas has been produced as described above. As of December 31, 2005, 21,814 MMcf of such gas had been produced. The Ryder Scott report takes into account the Royalty NPI, including the value of reserves associated with the Royalty NPI that extend beyond the life of the Trust, because unitholders are to receive value for this interest if the Trust continues in existence in accordance with its terms. Unitholders should consider that if they exchange their Trust Units for interests in the Ensource Partnership, they will lose their current right to the proceeds of the sale of the Royalty NPI. The Ryder Scott report does not include reserves attributable to the Term NPI extending beyond the liquidation date of the Trust, because the Term NPI does not extend beyond that date. The percentage of the discounted estimated future net revenues attributable to the Term NPI as shown in the Ryder Scott report is approximately 48%.

4.	Change in Nature of Investment Proposed by Ensource. On behalf of the Trust, the Trustee has considered the nature of the Trust, as described in the Trust’s governing documents and in the Trust’s filings with the SEC, and has considered the nature of the business Ensource proposes to have the Partnership conduct if Ensource acquires control of the Trust and causes the second step merger to occur as described in the Ensource Prospectus (the “Ensource Merger”). The Trustee believes that the Trust was intended to be a passive vehicle, and was never intended to engage in any active business. In particular, the Trust was intended to allow Trust Unitholders to benefit from:

(i) the quarterly distribution of proceeds from the net profits interests held by the Trust in the approximately 650 gas wells on properties in which the Trust has an interest (after payment of administrative expenses of the Trust),

(ii) the Unitholders’ interest in the zero coupon U.S. Treasury Bonds held by the Depositary, which at maturity in 2013 will have a face value of $20.00 per Trust Unit (the “Treasury Bonds”), and

(iii) the sale of the royalty net profits interest held by the Trust between May 15, 2012 and May 15, 2013 and the distribution of the proceeds to the Unitholders, all as set forth in the documents governing the Trust.

The Trustee believes that the business the Ensource Partnership proposes to conduct if Ensource acquires control of the Trust, liquidates some or all of the Treasury Bonds, and utilizes the proceeds of the Treasury Bonds in its proposed business, involves substantially greater risks (as described in the Ensource Prospectus) than those to which the Trust Unitholders are presently exposed. Based on telephone calls Mike Ulrich, a Vice President of the Trustee, has received from Trust Unitholders during the past two years, the Trustee believes that Trust Unitholders consider their current investment in Trust Units attractive largely because of the relatively low risk nature of the combined investment in the net profits interests plus the interests in the Treasury Bonds. Based on these telephone calls and on the fact that the Trust Unitholders hold Trust Units, the Trustee does not believe that Trust Unitholders desire to change the nature of their investment.

5.	Trust Unitholders’ Current Ability to Change Nature of Investment. On behalf of the Trust, the Trustee has considered the fact that any Trust Unitholder who prefers to invest in a different business, including an actively managed oil and gas business of the nature proposed to be conducted by Ensource, is already able to sell his or her Trust Units and do so with the net proceeds, or to withdraw his or her proportionate share of the Treasury Bonds and do so. The Ensource Prospectus states that there are currently 36 publicly traded energy income funds listed on the Toronto Stock Exchange, and that eight of the Canadian energy income funds trade on exchanges in the United States. The Trustee believes that any Trust Unitholder who prefers to invest in such a fund is already able to do so, and that the Revised Ensource Offer, which could, by means of the second step merger which Ensource has stated it intends to use to obtain Trust Units not voluntarily tendered to

Ensource, result in forcing Trust Unitholders to invest in the business proposed to be conducted by Ensource, is not in the best interests of the Trust Unitholders.

6.	Proceeds of Treasury Bonds and Sale of Net Profits Interests. On behalf of the Trust, the Trustee has considered the fact that interests in the Trust were originally sold to investors based, in large part, on the assurance that investors would receive $20.00 per Trust Unit at maturity of the Treasury Bonds. The Trustee believes that this aspect of the Trust is significant to Trust Unitholders. The Trustee also has considered the fact that the Trust’s assets include a royalty net profits interest that is not limited in term or amount, and that, in accordance with the Trust documents, the Trustee is required to sell this interest between May 15, 2012 and May 15, 2013, and to distribute the net proceeds of the sale to the Trust Unitholders. The Trustee has considered the fact that Trust Unitholders who exchange their Trust Units in the Revised Ensource Offer, whether voluntarily or involuntarily, will lose their rights to receive these amounts. The reason Trust Unitholders who exchange their Units in the Revised Ensource Offer (whether voluntarily or involuntarily in the second step merger, if it were to occur) would not receive the proceeds of the sale is that the Ensource Partnership, rather than the Trust Unitholders, would be entitled to those proceeds.

7.	Increased Fees and Expenses. On behalf of the Trust, the Trustee has considered Ensource’s estimates of the fees and expenses Ensource intends to charge to the Partnership. These include the costs of the Original Ensource Offer made by Ensource in 2005, the costs of the Revised Ensource Offer, and the costs of the second step merger, which Ensource estimates at approximately $8.6 million, including the special distribution, but excluding the put premium of up to approximately $5 million the Partnership will pay to the Third Point Parties as described in the Ensource Prospectus.

In addition to the costs and expenses of the Original Ensource Offer, the Revised Ensource Offer and related transactions, Ensource estimates that if the transactions proposed by Ensource had been completed on December 31, 2004, the general and administrative costs incurred by the Ensource Partnership would have totaled approximately $2.1 million during 2005, consisting of the following:

•	$600,000 in salaries and expenses payable to employees of the General Partner;
•	$317,300 in administrative costs payable to Eastern American Energy Corporation;
•	$175,000 payable to an independent auditor in connection with the audit of annual financial statements and the review of interim financial statements;
•	$500,000 in costs incurred as a public entity, for registrar and transfer agent fees and for preparation of tax return and Schedule K-1 preparation and distribution to investors and directors and officers and other insurance;
•	a total of $225,000 payable in director fees to independent directors, assuming all independent directors join upon consummation of the Offer;
•	a total of $100,000 in office expenses;
•	$50,000 annual fee payable to the Third Point Parties; and
•	$125,000 in other miscellaneous costs.

Based upon the foregoing estimates, Ensource assumed that during 2005 general and administrative expenses of the Ensource partnership would have exceeded those of the Trust during that period by a total of approximately $0.30 million. However, during 2005, the Trust’s general and administrative expenses of $1,474,570 ($1,791,894 including the administrative costs paid to Eastern American Energy Corporation)included expenses of $725,798 as a direct result of the Original Ensource Offer. The Trustee does not consider comparisons of the Trust’s expenses in 2005, inflated by the expenses resulting from the Original Ensource Offer, with the estimated expenses of the Ensource partnership, to be meaningful, because the Trust does not normally incur the types of expenses that it has incurred as a result of the Ensource Offer. Rather, the Trustee considers the comparisons of the Trust’s normal expenses with those estimated to be incurred by the Ensource Partnership, to be meaningful. If Ensource had not made the Original Ensource Offer, the Trust’s general and administrative expenses in 2005 would have decreased by $725,798 and thus, including the administrative costs paid to Eastern American Energy Corporation, would have been approximately $1,066,096, or approximately 51% of the general and administrative expenses Ensource estimates that it would have incurred during the same time period.

8.	Distributions. On behalf of the Trust, the Trustee considered the fact that during the subordination period (as defined by Ensource, and subject to early termination for a variety of different reasons), distributions on the Ensource subordinated units would be subordinated to payments of $0.50 per quarter. The Trustee considered that $0.50 is less than the average quarterly amount the Trust distributed during the last two years ($2.32 in the aggregate during 2005 and $2.02 in the aggregate during 2004). The Trustee also considered the fact that the first and second quarter 2006 distributions were $0.74 and $0.64 per Unit, respectively. The Trustee considered the approximately 26 reasons listed by Ensource on pages 68-69 of the Ensource Prospectus that it might not be able to distribute the “minimum quarterly distribution” of $0.50 per quarter, and noted Ensource’s statement that “[t]here is no guarantee that common unitholders will receive quarterly distributions from us.” [page 78] The Trustee believes that Trust Unitholders considering the Revised Ensource Offer should recognize that if the Revised Ensource Offer is completed, distributions to them could either increase or decrease, but in any case would be subject to a variety of significant other rights, interests, bonus pool payments and other costs, expenses and reimbursement obligations.

9.	Dilution of Trust Unitholders’ Interests. On behalf of the Trust, the Trustee has considered the dilution of the Trust Unitholders’ interests that will occur if the Ensource Merger occurs, including the immediate dilution from the issuance of the new general partner interest to Ensource, the issuance of 567,741 subordinated units to Ensource, the incentive distribution rights to be issued to Ensource (which entitle Ensource, as the holder of the incentive distribution rights, to 24.75% of distributions from the Partnership in excess of specified levels as described in the Ensource Prospectus), and the potential dilution from the warrant Ensource intends to acquire to permit it to purchase 1,000,000 common units from the Partnership, all as described in the Ensource Prospectus.

In addition, the Trustee has considered the potential future dilution of the Trust Unitholders’ interests that may result from future equity issuances by the Partnership as described in the Ensource Prospectus. The Trustee has also considered Ensource’s statement that if Ensource is unable to complete the Ensource Merger, Ensource may need to seek equity financing for future acquisitions earlier than Ensource might otherwise have done if it were able to obtain control of all of the Treasury Bonds by means of the Ensource Merger. In addition, the Trustee has considered the General Partner’s agreement to assign to the Third Point Parties up to 15% of amounts it receives pursuant to its incentive distribution rights.

10.	Ensource’s Sole Determination of the Terms of the Revised Ensource Offer and Merger. On behalf of the Trust, the Trustee has considered the facts that Ensource unilaterally determined the terms of the Revised Ensource Offer, and that the Unitholders were not represented in the determination of the terms of the Revised Ensource Offer. The Trustee also considered Ensource’s statement that “[a]s a result, the exchange rate and other terms of the Offer may not be as favorable [to the Unitholders] as the terms that might have been obtained had an independent representative been retained or a fairness opinion requested.” [page 65]

As described above, the Trust retained the Financial Advisor to assist the Trust with an independent evaluation of the financial aspects of the Revised Ensource Offer. As described above, the Financial Advisor has delivered its written opinion that, based upon, and subject to the matters set forth therein, the Revised Ensource Offer is inadequate from a financial point of view to the Trust Unitholders. The Opinion of the Financial Advisor is discussed above and attached hereto.

11.	Conflicts of Interest. On behalf of the Trust, the Trustee has considered the conflicts of interest that will exist between Ensource and the former Trust Unitholders after the Ensource Merger if it is completed, including those described on pages 86-87 of the Ensource Prospectus. Although the Trustee recognizes that some of these types of conflicts of interest are inherent in the type of structure Ensource has proposed, the Trustee does not believe that they are in the best interests of the Trust Unitholders.

12.	Ensource’s Lack of Operating History. On behalf of the Trust, the Trustee has considered the facts that (i) the Partnership has no operating history, and (ii) Ensource has not yet identified any properties for acquisition by the Operating Company. The Trustee believes that the lack of any operating history and the lack of any identified acquisition targets make the Revised Ensource Offer relatively speculative.

13.	Modified Fiduciary Duties to Unitholders. As noted in the Ensource Prospectus, the Trustee owes fiduciary duties to the Trust Unitholders. Also as noted in the Ensource Prospectus, if the Ensource Merger occurs, Ensource intends to “modify and restrict” the fiduciary duties the General Partner would otherwise owe after the Ensource Merger. Ensource describes these modifications on pages 179-181 of the Ensource Prospectus, and states that “[t]hese modifications represent a detriment to our unitholders because they restrict the remedies available to unitholders for actions that, without those limitations, might constitute breaches of fiduciary duties of fiduciary duty...” [page 179] The Ensource Prospectus states that the Partnership has adopted these provisions to allow the General Partner to take into account the interests of other parties, in addition to the interests of the Partnership, when resolving conflicts of interest. [page 179]. The Trustee does not believe that these modifications and restrictions are in the best interests of the Trust Unitholders.

14.	Certain Relationships and Related Party Transactions. In considering the Revised Ensource Offer and the restriction of the duties of the General Partner as described above, the Trustee believes that Trust Unitholders should consider Ensource’s description of the relationships and related party transactions that will occur if the Revised Ensource Offer is completed. These include Ensource’s plans to cause the Partnership to reimburse Ensource and its members for the costs of the Original Ensource Offer, the Revised Ensource Offer and the Ensource Merger, and to cause the Partnership to reimburse the General Partner for its costs and expenses as such, including general and administrative and other services the General Partner will provide to the Partnership.

15.	Material Federal Income Tax Considerations. On behalf of the Trust, the Trustee has considered the matters set forth in the Ensource Prospectus as “Material Federal Income Tax Considerations” on pages 211-230 of the Ensource Prospectus, and recommends that any Trust Unitholder considering the Revised Ensource Offer read that section carefully. The section describes an opinion that counsel to Ensource has rendered relating to certain of the federal income tax matters discussed in the Ensource Prospectus, but notes that the opinion does not address specified federal tax matters, and does not address foreign, state or local tax matters. The discussion of “Treatment of Short Sales” urges Trust Unitholders to avoid one of the tax risks of gain recognition by modifying any applicable brokerage account agreements to prohibit their brokers from loaning their Trust Units. [page 219] In addition, the Trustee notes that the Ensource Prospectus states that “[i]t is the responsibility of each common unitholder to investigate the legal and tax consequences, under the laws of pertinent foreign jurisdictions, states and localities, of his investment in us. Accordingly, we strongly recommend that each prospective common unitholder consult, and depend on, his own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each common unitholder to file all foreign, state and local, as well as United States federal tax returns that may be required of him.” [page 230] The Trustee recommends that any Trust Unitholder considering the Revised Ensource Offer consult his or her own tax advisor before making any decision.

16.	Trustee’s Evaluation of the Benefits of the Revised Ensource Offer and Merger to Trust Unitholders. On pages 10-11 of the Ensource Prospectus, Ensource has set forth the reasons Ensource believes the Revised Ensource Offer and the Ensource Merger to be in the best interests of Trust Unitholders. On behalf of the Trust, the Trustee has evaluated each of these purported benefits, which are quoted in the column on the left below directly from pages 10-11 of the Ensource Prospectus. The statements below in the column on the right are the Trustee’s comments on the asserted benefits. The Trustee recommends that Trust Unitholders consider whether the benefits of the Revised Ensource Offer, as described by Ensource, are worth the risks of the Revised Ensource Offer, also as described by Ensource in the Ensource Prospectus.

Ensource’s Description of the Benefits of the Revised Ensource Offer and Ensource Merger to Trust Unitholders:	Trustee’s Comments on the Purported Benefits to Trust Unitholders:

active management of our assets, employing a business strategy intended to maximize unitholder value through increases over the long term in cash distributions to unitholders; [page 10]	The Trustee recognizes the possibility that an actively managed business could increase unitholder value and could increase long term cash distributions. However, the Trustee also recognizes that an actively managed business involves greater risks than the risks to which Trust Unitholders are subject. Further, the Trustee believes that the Ensource plan to sell the Treasury Bonds and utilize the proceeds in pursuit of its business plan, rather than return the principal amount to the Trust Unitholders at maturity, would increase substantially the risks to the Unitholders.

for the Partnership, the implementation of an overall hedging policy designed to ensure minimum economic returns on both the legacy assets and on new acquisitions of net profits interests from the Operating Company in the future; [page 10]	The Trustee recognizes that a hedging program can moderate certain risks, such as the risk that natural gas prices will decrease in the future. The Trustee notes, however, that any hedging program will also have a cost, and may increase other risks, such as a risk that holders will not benefit from future gas price increases.

as an owner of common units, receiving a distribution of available cash from operating surplus for each quarter after the consummation of the Offer; see “Our Cash Distribution Policy and Restrictions on Distributions.” [page 10]	The Trustee cannot predict whether distributions to common unitholders from the Ensource Partnership would be greater or less than distributions would have been to the Trust Unitholders. The Trustee notes that the Ensource Prospectus describes numerous reasons the Partnership might be unable to make distributions at any particular level, and notes further that distributions from the Ensource Partnership would be subject to greater risks and greater expenses than distributions from the Trust. The Trustee also notes that Ensource plans to sell the Treasury Bonds, and that Depositary Unitholders who exchange their units (voluntarily or involuntarily) for Ensource Partnership units will therefore not receive the $20.00 per Trust Unit in 2013 that they are to receive if they hold their Trust Units to maturity of the Trust. The Trustee notes that Unitholders who exchange their Trust Units in the Revised Ensource Offer also will lose their right to a portion of the proceeds of the Trustee’s sale of the royalty net profits interests as required by the Trust documents in 2012-2013.

during the subordination period, which is defined in the partnership agreement and in the glossary of terms attached as Annex B [to the Ensource Prospectus], distributions on the outstanding subordinated units will be subordinate and junior to the right of holders of [Ensource] common units (including former NGT unitholders who retain ownership of our common units) to receive a distribution of not less than $0.50 per quarter, or $2.00 annually, of available cash from operating surplus. [page 10]	The Trustee does not believe that this constitutes a benefit to Trust Unitholders when compared with their right to 100% of the proceeds paid to the Trust after payment of Trust administrative expenses, and to 100% of the principal amount of the Treasury Bonds at maturity and to the proceeds of the sale of the royalty net profits interests. If the Revised Ensource Offer is completed, Trust Unitholders will no longer be entitled to 100% of those proceeds after expenses or to 100% of the principal amount of the Treasury Bonds at maturity or to the proceeds of the sale of the royalty net profits interests. Further, the Trustee notes that the “subordination period” can terminate in a variety of different ways. See pages B-2 — B-3 attached to the Ensource Prospectus.

the sale by the Partnership of the $1,000 face amount United States Treasury book-entry securities representing stripped-interest coupons maturing May 13, 2013, which we refer to as the zero coupon bonds, constituting a part of every 50 depositary units that we accept for exchange, which bonds do not generate current cash income, and the investment by the Partnership of the net proceeds from such sale in primarily cash, cash equivalents, U.S. government securities and other high-quality debt maturing in one year or less from the date of investment that pay current income pending the application of those proceeds to purchase additional interests in oil and natural gas properties; [pages 10-11]	The Trustee believes that this constitutes more of a detriment than a benefit to the Trust Unitholders. The Trustee recognizes that the investment effectively made by holders of Trust Depositary Units of a portion of their funds in the U.S. Treasury Bonds held by the Depositary is a conservative, low risk investment that does not generate current cash income, and that a variety of different investments might result in a higher rate of return than the Treasury Bonds generate. However, the Trustee believes that Trust Unitholders understand that a portion of their investment in the Trust is effectively invested in the low risk Treasury Bonds, and the Trustee believes that the Trust Unitholders consider the Treasury Bonds an attractive feature of their investment in the Trust Units. The Trustee believes that many Unitholders invested in the Trust and continue to hold Trust Units specifically because they like this aspect of their investment. The Trustee notes that only a small fraction of Trust Unitholders have exercised their right to separate their interest in the Treasury Bonds from their Trust Units.

the Partnership’s investment of the up to $40.0 million contribution (with a minimum contribution of $20.0 million if no depositary units are accepted for the cash consideration) from the General Partner (less (i) up to $20 million to be used to pay a portion of the cash consideration for depositary units accepted by us for cash consideration and (ii) the expenses of the offering, estimated to total $8.6 million)) along with the net proceeds from sale of the zero coupon bonds (estimated to total up to approximately $84.1 million as of July 28, 2006, assuming all of the depositary units are purchased for cash consideration or tendered to us for exchange and based on recent quotes for the zero coupon bonds) into the purchase of net profits interests in producing oil and natural gas properties to be acquired by the Operating Company; [page 11]	The Trustee notes that the independent financial advisor retained by the Trustee to evaluate the Revised Ensource Offer has concluded that the Revised Ensource Offer is inadequate to the Trust Unitholders from a financial point of view. The Trustee further notes that the Trustee’s view of Ensource’s proposed sale of the Treasury Bonds is discussed immediately above. The Trustee believes that investors who prefer a more aggressive investment strategy can easily identify more aggressive investment opportunities, and that investors who hold Trust Units understand their investment.

the competitive advantage that the Partnership believes it will have in the United States acquisition and divestiture market for oil and natural gas producing properties by being one of the few, actively-managed publicly-traded entities that is flow-through to its owners for tax purposes. Based on our structure, the Partnership can acquire net profits interests in additional properties to be acquired by the Operating Company, whereas the existing passive publicly-traded U.S. royalty trusts, such as NGT, generally cannot replace reserves and/or grow by acquiring new properties; [page 11]	The Trustee believes that any Trust Unitholder who desires to invest in the type of actively-managed entities described by Ensource is already able to do so. The Trustee believes that Trust Unitholders understand that the Trust cannot replace reserves or grow, and that Trust Unitholders originally invested in the Trust and continue to hold their Trust Units because they find the Trust investment structure attractive. The Trustee notes that the Ensource Prospectus cautions Trust Unitholders that Ensource has not identified any properties meeting its investment criteria, and that Ensource has no operating history for Trust Unitholders to evaluate. The Trustee also notes that the Ensource Prospectus states that a number of similar investment alternatives are already available.

Partnership revenues from net profits interests that we acquire in the future on properties that the Operating Company may acquire in the future, which we expect to be accretive to the current revenues received per common unit from the existing net profits interests from NGT’s existing assets, or legacy assets; [page 11]	The Trustee recognizes that if the Revised Ensource Offer is completed, the Operating Company may identify and may acquire interests in properties, and that the Ensource Partnership may then acquire net profits interests burdening those properties. The Trustee notes, however, that Ensource states in its Prospectus that no such properties have been identified, and that any such acquisitions would be subject to all of the risks described in the Ensource Prospectus. See pages 63-88 of the Ensource Prospectus.

the possibility that the distribution rate per common unit will be increased in the future as new properties are acquired by the Operating Company and net profits interests are purchased on those properties by the Partnership; [page 11]	The Trustee recognizes the possibility that the distribution rate per common unit could be increased if Ensource were successful in implementing its business plan. However, the Trustee also recognizes that there is no assurance that Ensource would be successful and no assurance that the distribution rate would increase, and that there is also a possibility that the distribution rate would decrease. The Trustee notes that the risks involved in the Ensource proposed business model are substantially different from and greater than those involved with the Trust, and notes that the Ensource proposal involves the sale of the Treasury Bonds and use of the proceeds in the business proposed by Ensource, rather than the distribution of $20.00 per Trust Unit at maturity of the Treasury Bonds in 2013.

unlike depositary units, the common units do not have to be transferred in denominations of 50 or an integral multiple thereof; and [page 11]	The Trustee believes that although this may be a minor convenience, it is not a material benefit to Trust Unitholders.

the Partnership’s expectation that its operations will not generate unrelated business taxable income, or UBTI, for federal income tax purposes, since the Partnership will neither acquire working interests in oil and natural gas properties, nor incur indebtedness. By avoiding UBTI, we believe that our equity interests will appeal to tax-exempt investors, potentially providing us a broader investor base than that of other publicly-traded partnerships, which should assist us in attracting funding for future acquisitions as we grow our business. According to the public SEC filings of NGT, NGT’s trust units do not generate UBTI, so this feature of the Partnership is similar to taxable income generated by NGT. [page 11]	As noted in the Ensource Prospectus, this would not constitute a change, and the Trustee therefore does not believe that it can be considered a benefit to Trust Unitholders.

17.	Risk Factors Identified by Ensource. On behalf of the Trust, the Trustee considered the 69 risk factors identified by Ensource beginning on page 63 of the Ensource Prospectus. The Trustee believes that any Unitholder considering tendering Trust Units in the Revised Ensource Offer should read the entire Ensource Prospectus carefully, including the section titled “Risk Factors”. Of the risk factors Ensource identifies as material risks for Unitholders, the Trustee considered the following risks to be the most significant in its evaluation of the Revised Ensource Offer. The following risks are quoted directly from the Ensource Prospectus. The page references are to the Ensource Prospectus, where Trust Unitholders will find these statements as well as further information about each of these risks, in addition to other risks identified in the Ensource Prospectus. Trust Unitholders should not interpret the Trustee’s highlighting of these risk factors to mean that other risk factors identified in the Ensource Prospectus are insignificant. Ensource has identified many other risk factors as material risks to Trust Unitholders, and Trust Unitholders are urged to consider all of them carefully before determining whether to tender Trust Units in the Revised Ensource Offer.

QUOTES FROM ENSOURCE PROSPECTUS AND COMMENTS
REGARDING THE SELECTED RISK FACTORS
      The second-step merger may not be approved by the trustee, which could require us to seek equity financing to fund elements of our business plan earlier than we would be required to do if the second-step merger is consummated, and may adversely affect the liquidity and value of non-tendered depositary units. In such event, we will be the majority holder of NGT’s outstanding trust units. [page 63]
      Ensource has pointed out that the Trust Agreement would require the consent of the Trustee to the second-step merger proposed by Ensource, and that if the Trustee declines to consent to the second-step merger, Ensource may not be able to effect the second-step merger. Ensource has further pointed out that if it is unable to effect the second-step merger, it would not have access to all of the Treasury Bonds, and thus might need to seek equity financing to fund future acquisitions earlier than it would be required to do if the second-step merger were completed. Under the current Trust structure, Trust Unitholders are not exposed to any such risk.
      Depositary unitholders were not independently represented in establishing the terms of the Offer, and consequently the terms of the Offer may have been materially different if depositary unitholders had been independently represented. [page 64]
      Ensource has pointed out that it did not engage any independent representative of the Trust Unitholders for purposes of negotiating the terms of the Revised Ensource Offer, and that it did not obtain any fairness opinion, appraisal or other report related to the Revised Ensource Offer from any unaffiliated third party, and that as a result, the exchange rate and other terms of the Revised Ensource Offer may not be as favorable as the terms that might have been obtained had an independent representative been retained or a fairness opinion requested. The terms of the current Trust structure, on the other hand, were the result of an arms’-length negotiation process between Eastern American, as the sponsor of the Trust, and representatives of the underwriters of the offering of the Trust Units, who structured the offering of the Trust Units on terms that the representatives correctly believed would be attractive to potential purchasers of the Trust Units.
      We are a new partnership with no operating history, and we might not be able to operate our business or implement our operating policies and strategies successfully, which could negatively impact our ability to pay distributions and cause you to lose all or part of your investment. [page 65]
      Ensource has pointed out that the Partnership is a new entity, has not commenced acquisition operations, and is subject to all of the business risks and uncertainties associated with any new business venture, including the risk that it will not achieve its investment objectives. The terms of the current Trust structure, on the other hand, prohibit the Trust from engaging in business operations. Consequently, under the current Trust structure, Trust Unitholders are not exposed to any such risks.
      Our future distributions and proved reserves will be dependent upon the success of the Operating Company’s, and thus Ensource’s, efforts to acquire, manage and develop oil and natural gas properties that conform to the acquisition profile described in this prospectus. [page 66]
      Ensource has pointed out that its business plan for the Partnership is to acquire net profits interests from the Operating Company in oil and natural gas properties that the Operating Company acquires in the future. Ensource has further noted that there are risks that the Operating Company may be unable to acquire properties on acceptable terms, and that, even if acquisitions are completed, there are a number of risks associated with acquisitions. Under the current Trust structure, Trust Unitholders are not exposed to any such risks.
      We have not identified any specific property meeting our investment objectives in which to invest available cash after the second-step merger. [page 67]
      Ensource has pointed out that it has not identified any specific property that meets its investment objectives, and that consequently Trust Unitholders will not be able to evaluate the manner in which Ensource invests or the economic merits of any investments it makes prior to the Unitholders’ exchange of

Trust Units for interests in the Ensource Partnership. Under the current Trust structure, Trust Unitholders are not exposed to any such risks.
      We will initially invest our funds in interest bearing accounts and securities which may produce annual interest payments to us that are less than the expenses we pay indirectly to Ensource, thus the initial return on your investment may be lower than when our portfolio is fully invested in properties that meet our investment objectives. [page 67]
      Ensource has pointed out that the expenses the Partnership will pay indirectly to Ensource may exceed the annual interest payments it may earn on its initial investments. Under the current Trust structure, the Trust distributes all of the Trust’s cash receipts after payment of or provision for Trust administrative expenses.
      We may not have sufficient cash to enable us to pay the minimum quarterly distribution. [page 68]
      Ensource has pointed out that the Partnership’s ability to pay quarterly distributions of $0.50 per common and subordinated unit each quarter will depend on a number of factors, including those described on pages 68-69 of the Ensource Prospectus. The vast majority of the factors that could adversely affect the Partnership’s ability to make distributions at any particular level, including factors relating to the costs of acquisitions, costs of debt service, costs of hedging activities, working capital needs, and restrictions on distributions contained in a credit facility, if any, are not relevant to the Trust under the current Trust structure, and are not risks to the Trust Unitholders under the current Trust structure.
      High oil and natural gas prices may increase the availability of alternative sources of capital and reduce the availability of suitable properties that constitute the Operating Company’s targeted investments. [page 69]
      Ensource has pointed out that energy companies are generally experiencing strong financial results and cash flows, and therefore are not inclined to sell producing properties as a means of generating cash, and that this and other factors may reduce the availability of suitable properties for acquisition. Under the current Trust structure, the Trust does not engage in any acquisition activities, and therefore these risks are irrelevant to Trust Unitholders.
      The Operating Company may not be able to compete for acquisition opportunities with competitors who may have greater resources or have a lower cost of capital, thus allowing them to pay more for assets. This disparity may cause the operating company to lose investment opportunities and thus not be able to implement its business plan. [page 70]
      Ensource has pointed out that the Operating Company is a newly-formed entity with no operating history or established funding source, and would be operating in a highly competitive environment for acquiring properties, marketing oil and natural gas and securing trained personnel, and competing with public and private companies, investment banks, private equity funds, institutional investors and high net worth individuals, many of which competitors would be substantially larger and have considerably greater financial, technical and marketing resources than the Operating Company has, and that these and other factors could cause the Operating Company to lose investment opportunities and thus be unable to implement its business plan. Under the current Trust structure, the Trust does not engage in any acquisition activities, and therefore these risks are irrelevant to Trust Unitholders.
      Drilling for and producing oil and natural gas are high risk activities with many uncertainties that could adversely affect the Operating Company’s, and thus, our business, financial condition or results of operations. [page 71]
      Ensource has pointed out that the Operating Company’s proposed oil and natural gas development and production activities would be subject to numerous risks beyond the Operating Company’s control. Under the current Trust structure, the Trust holds net profits interests in producing natural gas properties, and therefore the risks of development and production, while not irrelevant, are of far less significance to Trust Unitholders.

      Substantial acquisitions or other transactions could require significant external capital and could change the Operating Company’s, and thus our, risk and property profile. [page 72]
      Ensource has pointed out that the characteristics and risk profiles of properties the Operating Company may acquire or attempt to acquire could adversely affect the Operating Company’s ability to obtain external funding for acquisitions and/or to issue equity securities in order to fund acquisitions. Under the current Trust structure, the Trust does not engage in any acquisition activities, and therefore these risks are irrelevant to Trust Unitholders.
      Properties that the Operating Company buys may not produce as projected, and it may be unable to identify liabilities associated with the properties or obtain protection from sellers against them. [page 72]
      Ensource has pointed out that its business strategy includes a continuing acquisition program by the Operating Company, and that the Operating Company’s assessment of properties being evaluated for possible purchase will not reveal all existing or potential problems or permit the Operating Company to become familiar enough with the properties to assess fully their capabilities and deficiencies. Under the current Trust structure, the Trust does not engage in any acquisition activities, and therefore these acquisition risks are irrelevant to Trust Unitholders.
      The Operating Company may incur substantial losses and be subject to substantial liability claims as a result of the Operating Company’s oil and natural gas operations. These losses and liability claims could materially and adversely affect the cash we receive. [page 73]
      Ensource has pointed out that losses and liabilities arising from uninsured and underinsured events at the Operating Company could materially and adversely affect the cash the Partnership would receive under the net profits interests it intends to acquire. Under the current Trust structure, the Trust holds net profits interests in producing natural gas properties, and therefore the risks of uninsured and underinsured events at the properties in which the Trust holds net profits interests, while not irrelevant, are of far less significance to Trust Unitholders.
      Under the terms of the net profits interests, much of the economic risk of the underlying oil and natural gas properties is passed along to us. [page 75]
      Ensource has pointed out that under the terms of the proposed net profits interests that the Partnership would purchase from the Operating Company, virtually all costs that may be incurred in connection with the oil and natural gas properties, including overhead costs that are not subject to an annual reimbursement limit, would be deducted as production costs or excess production costs in determining amounts payable to the Partnership. Under the current Trust structure, the costs deducted in the determination of the net profits proceeds payable to the Trust are well-defined, and the overhead reimbursement payable to Eastern American is specified in the Trust documents, and Unitholders have the benefit of actual historical cost data relating to all of these costs and reimbursement amounts.
      If the Operating Company acquires properties with significant development, exploitation, enhanced recovery or other capital costs, operations by the Operating Company could require substantial capital expenditures, which will reduce cash available payable to us on the net profits interest royalties that we acquire in the future from the Operating Company in respect of such properties. [page 76]
      Ensource has pointed out that the Operating Company expects to make substantial capital expenditures in its business and operations for the acquisition, development and production of oil and natural gas reserves, and that development and production expenditures would reduce the net profits generated in respect of the properties on which such expenditures are incurred, which in turn would reduce the amounts payable to the Partnership in respect of its net profits interests.
      Under the current Trust structure, the Trust holds net profits interests in producing natural gas properties, and therefore the risk that substantial capital expenditures might be required at the properties in which the Trust holds net profits interests, while not irrelevant, is of far less significance to Trust Unitholders.

      The Operating Company’s use of oil and natural gas price hedging contracts involves credit risk and may limit future revenues from price increases and result in significant fluctuations in its net income. [page 77]
      Ensource has pointed out that the Operating Company intends to enter into forward sales contracts that will involve credit risk and risk of financial loss in some circumstances, which may limit the benefit it would have otherwise received from increases in the price for oil and natural gas. The Trust does not engage in any hedging activities, and therefore the risks of doing so are irrelevant to the Trust Unitholders under the current Trust structure.
      The Partnership’s use of oil and natural gas price hedging contracts involves credit risk and may limit future revenues from price increases and result in significant fluctuations in its net income. [page 77]
      Ensource has pointed out that the Partnership also anticipates that it will enter into financial hedging transactions that will expose the Partnership to risk of financial loss in some circumstances. The Trust does not engage in any hedging activities, and therefore the risks of doing so are irrelevant to the Trust Unitholders under the current Trust structure.
      Our future distributions may be reduced as a result of our governance structure. There is no guarantee that common unitholders will receive quarterly distributions from us. Our distribution policy is subject to specified restrictions and may be changed at any time. . . . [W]e may lack sufficient cash to pay distributions to our unitholders due to increases in general and administrative expenses, working capital requirements and anticipated cash needs. [page 78]
      Ensource has pointed out that future distributions by the Partnership may be reduced as a result of its governance structure, and that the amount of distributions paid under its policy and the decision to make any distribution is at the discretion of the General Partner. Under the current Trust structure, the Trust distributes all of the Trust’s cash receipts after payment of or provision for Trust administrative expenses.
      The General Partner and the Operating Company do not currently have any employees nor have they contracted for any oil and natural gas professionals. If they are unable to hire adequately employees or contract for such oil and natural gas professionals, they may not be able execute the Operating Company’s business plan. [page 78]
      Ensource has pointed out that the Partnership and its affiliates are newly created companies with no operating history and do not have any employees other than the senior management described in the Ensource Prospectus. Ensource has further noted that if the Operating Company is unable to hire employees or contract for oil and natural gas professionals when it is ready to do so, that could delay execution of the Operating Company’s business plan. Under the current Trust structure, the Trust does not have or require any employees. The properties in which the Trust holds net profits interests are operated by Eastern American, and the administrative functions of the Trust are fulfilled by the Trustee.
      We may issue additional common units without your approval, which would dilute your existing ownership interests. [page 81]
      Ensource has pointed out that the General Partner could cause the Partnership to issue an unlimited number of additional limited partner interests, including interests senior to the common units, without the approval of the common unitholders, which could have a number of adverse effects on the common unitholders. The Trust cannot issue additional Trust Units without the consent of the holders of a majority of the outstanding Trust Units, and therefore this is not a risk to Trust Unitholders under the current Trust structure.
      Cost reimbursements due our General Partner may be substantial and will reduce the cash available to you. [page 81]
      Ensource has pointed out that the General Partner would have the sole discretion to determine the amount of reimbursable expenses to be paid by the Partnership. Under the current Trust structure, the reimbursable expenses incurred by the Trust are determined by the Trustee, and Unitholders have the benefit of actual historical expense data.
      If we issue senior securities, such as preferred units, we will be exposed to additional risks, which could negatively impact our ability to pay you distributions and cause you to lose all or part of your investment. [page 84]
      Ensource has pointed out that the Partnership may issue preferred securities, which would be senior to the common units with respect to rights to distributions and/or in liquidation, and that doing so would entail certain risks, the occurrence of any of which could negatively affect the Partnership’s ability to pay distributions and cause holders to lose all or part of their investment. The Trust cannot issue preferred securities without the consent of the holders of a majority of the outstanding Trust Units, and therefore this is not a risk to Trust Unitholders under the current Trust structure.
      If you are a depositary unitholder you may recognize gain from our sale of zero coupon bonds even if you do not receive cash distributions from us as a result of the sale. [page 85]
      Ensource has pointed out that Ensource intends to sell the Treasury Bonds and that a Trust Unitholder might have gain allocated to him as a result of the sale of the Treasury Bonds that he would be required to take into account in computing his federal income tax liability, even though no cash distribution would be made to him by the Partnership. The Trust cannot sell the Treasury Bonds, and therefore this is not a risk to Trust Unitholders under the current Trust structure.
      A successful IRS contest of the federal income tax positions we take may adversely affect the market for our common units, and the cost of any IRS contest will be borne by our common unitholders and our General Partner. [page 85]
      Ensource has pointed out that it has not requested any ruling from the IRS with respect to any matter affecting the Partnership, and that the IRS may adopt positions that differ from the conclusions of counsel to Ensource or from the positions Ensource may take, and that the costs of any contest with the IRS would be borne indirectly by holders of common units in the Partnership and the General Partner. The Trust has been in existence since 1993, and the IRS has not contested the tax status of the Trust to date.
      You may be required to pay taxes on your share of our income even if you do not receive any cash distributions from us. [page 85]
      Ensource has pointed out that holders of interests in the Ensource Partnership will be required to pay taxes on their share of the Partnership’s taxable income even if they do not receive cash distributions from the Partnership. Under the current Trust structure, Trust Unitholders must similarly pay taxes on their share of the Trust’s taxable income, but Trust Unitholders have the benefit of historical data to judge the risk that the Trust will generate taxable income without cash distributions.
      Tax gain or loss on disposition of common units could be different than expected. [page 85]
      Ensource has pointed out that taxable gain or loss on the sale of Ensource Partnership units could be different than a holder might expect. Taxable gain or loss on the sale of Trust Units also could be different than a Trust Unitholder might expect.
      Our General Partner and its management team have no experience managing a publicly traded partnership, and we cannot assure you that their past experience will be sufficient to manage the Partnership. [page 86]
      Ensource has pointed out that the General Partner’s senior management team lacks experience in managing a publicly traded partnership with a business plan and a cash distribution policy as described in the Ensource Prospectus, and that their lack of experience may hinder their ability to take advantage of attractive investment opportunities and achieve investment objectives. The Trust does not engage in any business activities, and therefore these types of risks are irrelevant to Trust Unitholders under the current Trust structure.

      Our General Partner will have conflicts of interest. [page 86]
      Ensource has pointed out that its General Partner will have conflicts of interest. Because of the passive nature of the Trust and the limited role of the Trustee in administering the Trust, Trust Unitholders are not exposed to the same conflicts of interest under the current Trust structure.
      Trust Unitholders are cautioned that in most cases the foregoing quotes from the Ensource Prospectus are only the headings of less than half of the risk factors identified by Ensource in the Ensource Prospectus as material risks to you. Unitholders are urged to read the actual text of all of the risk factors in their entirely before making a decision to tender units in the Revised Ensource Offer.
      18. Other Matters Identified by Ensource. On behalf of the Trust, the Trustee recommends that any Trust Unitholder who is considering tendering Trust Units in the Revised Ensource Offer read the entire Ensource Prospectus and the exhibits to the Ensource Prospectus carefully. Without limiting this recommendation in any way, the Trustee recommends that any Trust Unitholder who is considering tendering Trust Units in the Revised Ensource Offer pay particular attention to the sections titled:

“Risk Factors” [page 63];
“Background and Reasons for and Alternatives to the Offer and Second-Step Merger” [page 91];
“The Offer” [page 95]
“The Second-Step Merger and Post-Merger Exchange Process” [page 113]
“Our Cash Distribution Policy and Restrictions on Distributions” [page 116]
“Partnership Agreement Provisions Relating to Cash Distributions” [page 127]
“Certain Relationships and Related Party Transactions” [page 177]
“Description of Partnership Common Units” [page 186]
“Description of the Subordinated Common Units” [page 188]
“Description of our Partnership Agreement” [page 190]
“Material Federal Income Tax Consequences” [page 211]; and
the form of the Partnership Agreement, which is Annex A to the Ensource Prospectus [page A-1].

Item 5.	Person/ Assets, Retained, Employed, Compensated or Used.
      The Trust retained Houlihan Lokey Howard & Zukin Financial Advisors, Inc. to assist the Trust with an independent analysis of the adequacy, from a financial point of view, of the Revised Ensource Offer to the Trust Unitholders. The material terms of the compensation arrangement with Houlihan Lokey effectively required the Trust to pay Houlihan Lokey (i) $100,000 upon execution of the engagement letter, (ii) an additional $50,000 per month during the term of the engagement, and (iii) $325,000, less payments made pursuant to clauses (i) and (ii), but not less than an additional $100,000, upon Houlihan Lokey’s delivery of its written opinion regarding the adequacy of the Revised Ensource Offer or notification to the Trustee that it was prepared to render such an opinion.
      In addition, the Trust retained MacKenzie Partners, Inc. to assist in advising the Trust Unitholders of any recommendation the Trust ultimately made. The material terms of the compensation arrangement with MacKenzie Partners, Inc. are that the Trust is to pay MacKenzie Partners, Inc. a fee to be mutually agreed upon at the completion of its assignment with an initial retainer fee of $7,500. In addition, the Trust is required to reimburse MacKenzie Partners, Inc.’s reasonable, actual out-of-pocket expenses, including: telephone and telecopier charges; copying costs; messenger services; electronic news distribution; news wire service charges; data processing; and mailing, postage and courier costs.

Item 6.	Interest in Securities of the Subject Company.
      To the knowledge of the Trust and the Trustee, none of the Trust, the Trustee nor any affiliate of either of them effected any transaction in the Units during the past 60 days. The Trust has no executive officers, directors or persons performing similar functions, and has no subsidiaries.

Item 7.	Purposes of the Transaction and Plans or Proposals.
      (a) Neither the Trust nor the Trustee is undertaking or engaged in any negotiations in response to the Revised Ensource Offer that relate to: (i) a tender offer or other acquisition of the Trust’s Units by the Trust or the Trustee, any of their subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Trust or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Trust or any of its subsidiaries, or (v) any material change in the present distribution rate or policy, or indebtedness or capitalization of the Trust.
      (b) There are no transactions, board resolutions, agreements in principle or signed contracts that were entered into by the Trust or the Trustee in response to the Revised Ensource Offer that relate to one or more of the matters described in Item 7(a).

Item 8.	Additional Information.
      As set forth in the Ensource Prospectus, if the Revised Ensource Offer is completed, Ensource intends to attempt to cause a second step merger in which all Trust Units then held by all non-tendering Trust Unitholders would be converted by operation of law into the right to receive Ensource partnership units. However, as also set forth in the Ensource Prospectus, Ensource cannot complete the second step merger without the consent of the Trustee. The Trustee has not yet made a determination whether it would consent to the second step merger if the Revised Ensource Offer is completed, because there has been no need to make that determination; however, at present, the Trustee does not expect that it would consent to the second step merger if requested to do so. If the Revised Ensource Offer is completed, and if the Trustee declines to consent to the second step merger, Ensource has stated that it intends to take action to attempt to cause the Trustee to consent. Ensource has stated in the Ensource Prospectus that its efforts to cause the Trustee to consent might include replacing JPMorgan Chase Bank, N.A., as Trustee, with a new trustee in order to obtain a consent from the new trustee. The Trustee is unable to predict the outcome of any such effort if it were to occur.

Item 9.	Exhibits.
      (a) Exhibit 99.1 — Notice to Unit Holders dated August 10, 2006
      (b) Exhibit 99.2 — Press Release dated August 10, 2006
Annexes
      Annex A — Opinion of Independent Financial Advisor
      Annex B — Letter from Eastern American Energy Corporation

SIGNATURE
      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 10, 2006

EASTERN AMERICAN
NATURAL GAS TRUST

By:	JPMORGAN CHASE BANK, N.A.,

TRUSTEE

By:	/s/ MIKE ULRICH

Mike Ulrich
Vice President

Annex A
Opinion of Independent
Financial Advisor

August 1, 2006
JPMorgan Chase Bank, N.A.,
as Trustee for the Eastern American Natural Gas Trust
700 Lavaca, 2nd Floor
Austin, TX 78701-3102
Attn: Mr. Mike Ulrich, Vice President
Dear Mr. Ulrich:
     We understand that on June 3, July 2, and July 31, 2006, Ensource Energy Income Fund L.P. (the “Partnership”), a recently formed Delaware master limited partnership, filed amendments to its previously filed Form S-41 (as amended, the “Form S-4”) with the Securities and Exchange Commission, which outlined alternate structures to purchase and/or exchange the outstanding depositary units (“Units”) of the Eastern American Natural Gas Trust (the “Trust” or “NGT”), that are held through a depositary arrangement with JPMorgan Chase Bank, N.A. (the “Trustee”), for common units of the Partnership that represent limited partnership interests in the Partnership. The Partnership has amended a previous offer to include either (i) $31.00 in cash (without interest) to purchase up to 2,950,001 outstanding Units of NGT or (ii) the exchange of the Units for newly issued common units of the Partnership and a pro rata share of a special cash distribution of up to $5.9 million for each outstanding Unit tendered to the Partnership (holders of the Units who choose the $31.00 cash purchase do not participate in $5.9 million special cash distribution, those that tender Units under the exchange will be paid a pro rata share of the special cash distribution) — and the total amount of special cash distribution will be reduced proportionately based on the percentage of Units accepted for cash purchase. Such previous offer as so amended and described in the Form S-4 is hereafter referred to as the “Exchange Offer”.
     Ensource Energy LLC (the “General Partner”) has acquired the general partner interest in the Partnership from Ensource Energy Partners, which was dissolved upon the completion of the transaction, on May 11, 2006. The General Partner has received capital commitments of $40.0 million from Lehman Brothers, Inc. (“Lehman”) and the Ospraire Parties (“Ospraire”).
     We also understand that the purpose of the Exchange Offer is for the Partnership to acquire control of, and ultimately the entire interest in, NGT. According to the NGT Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, there were 5,900,000 Units outstanding, which includes 19,900 withdrawn trust Units1 or 0.03% of the total outstanding Units. The Partnership intends, promptly

[1]	The Partnership filed Amended Forms S-4 on September 15, October 17, November 4, November 15, and 17, 2005 as well as June 3, July 2 and July 31, 2006 and was declared effective on July 31, 2006.

[2]	NGT’s depositary agreement permits holders of Units to withdraw from the depositary the Trust Units and the Treasury Bond that such Units represent. Under the agreement, such Units can be redeposited with the Trustee and regain the same rights as the other outstanding Units.

Mr. Mike Ulrich	August 1, 2006
JPMorgan Chase Bank, N.A.	- 2 -
after completion of the Exchange Offer, to seek to have NGT consummate a second-step merger (the “Second-Step Merger”) with and into the Partnership. Upon consummation of the Second-Step Merger in which the Partnership opts for the “Partnership Merger” approach, NGT will be merged into the Partnership, with the Partnership continuing as the surviving entity (the separate existence of NGT will cease). Alternatively, the Partnership may choose the “Subsidiary Merger” approach in the Second-Step Merger, under which NGT will be merged with a newly-formed, wholly-owned subsidiary of the Partnership, with NGT as surviving entity (NGT will continue to exist as a wholly-owned subsidiary of the Partnership). The “Subsidiary Merger” approach being contemplated by the Partnership due to the fact that Eastern American Corporation has advised the Partnership of its opinion that if NGT does not survive the Second-Step Merger, the gas contracts with Eastern American Corporation will terminate. If the General Partner decides to choose the Subsidiary Merger approach, the Partnership would become the trustee of NGT and would further amend the Trust Agreement2 to delete the provisions of that agreement that are obsolete, inapplicable or unnecessary because NGT would not longer have public unitholders. In the Second-Step Merger, (i) each remaining Unit (other than withdrawn Units) not exchanged in the Exchange Offer would be converted into the right to receive one whole common unit of the Partnership, and (ii) each Unit that is not evidenced by an NGT receipt (a withdrawn trust Unit), would be converted into the right to receive 0.4 common units of the Partnership.
     We understand that upon completion of the Exchange Offer the General Partner will contribute up to $40.0 million (with a minimum of $20.0 million if no Units are accepted for the cash consideration), and will receive:
•	A 1% general partner interest in the Partnership;

•	Up to 645,161 common units in the Partnership (based on contribution made);

•	567,741 subordinated units;

•	Incentive Distribution Rights (the “IDR”); and

•	The General Partner will purchase for $500,000 a three-year warrant to purchase a total of 1,000,000 common units at an exercise price of $38.00 per unit.
     In addition, Third Point Partners LP and Third Point Partners Qualified, L.P. (collectively the “Third Point Parties”) upon consummation of the Exchange Offer, will purchase up to $71.5 million in common units of the Partnership for $31.00 per common unit. At the closing of the Exchange Offer, the Third Point Parties will receive a put premium of up to $5,005,000, which is equal to 7% of the aggregate purchase price of Third Point Parties’ purchased Units, subject to a minimum of $1,750,000. The Third Point Parties will be paid an annual administrative fee of $50,000 if the Third Point Parties own at least 500,000 of common units on each anniversary of the Exchange Offer. In addition, the General Partner has agreed pursuant to a participation agreement that upon receipt of cash by the General Partner pursuant to the IDR, whether as a result of (i) a distribution by the Partnership of available cash; (ii) any other distribution of cash made by the Partnership prior to, during or after the quarter in which a liquidation occurs or (iii) any cash received upon the sale or other disposition of the IDR, the General Partner will pay to the Third Point Parties up to 15% of the cash received.

[1]	The Trust Agreement was signed between Eastern American Corporation, Bank of Corporation, Bank of Montreal Trust Company and Wilmington Trust Company.

Mr. Mike Ulrich	August 1, 2006
JPMorgan Chase Bank, N.A.	- 3 -
     Upon closing of the Second-Step Merger and assuming 50% of the outstanding Units are purchased for cash pursuant to the terms of the Exchange Offer, the Partnership’s assets will consist of the $117.6 million face amount of a zero-coupon U.S. Treasury Bond due May 15, 2013 (market value of $83.9 million as of July 25, 2006), the existing net profit interests (“net profit interests” or “NPI”) of NGT (with a net present value of the estimated proved reserves, discounted at 10%, of $114.3 million as of December 31, 2005) and up to approximately $9.4 million (after payment of the expenses of the Exchange Offer, put premium, and the special cash distribution contributed by the General Partner upon the closing of the Exchange Offer). We understand the Partnership’s net cash of up to $9.4 million plus the proceeds from the sale of the zero-coupon U.S. Treasury Bond (which the General Partner has indicated will be sold promptly after the completion of the merger) will be invested in the purchase of net profit interests in producing oil and natural gas properties that will be identified and acquired by Ensource Reserves, an affiliate of the General Partner.
     You have requested our opinion (the “Opinion”) as to the adequacy of the Exchange Offer from the financial point of view to the holders of the Units.
     The Opinion does not address: (i) the Partnership’s and General Partners’ underlying business decision to effect the Exchange Offer; (ii) the Trustee’s underlying business decision to endorse, reject, or remain neutral with respect to the Exchange Offer; (iii) the structure of the Exchange Offer, the form of or amount of consideration to be paid by the Partnership in connection with the Exchange Offer or by the General Partner for the interests it receives, or any aspects of the Exchange Offer, except as set forth in this Opinion; (iv) the tax or legal consequences of the Exchange Offer, including but not limited to tax or legal consequences to the holders of the Units, or any other party; (v) the relative merits of the Exchange Offer as compared to any alternative business strategies that might exist for the Trust; (vi) the fairness of any aspect of the Exchange Offer; (vii) the adequacy of any aspect of the Exchange Offer not expressly addressed in this Opinion; (viii) any aspect of the Second-Step Merger; (ix) any aspect of the consideration contributed by the General Partners to the Partnership or of the consideration received by the General Partners from the Partnership; or (x) any of the transactions involving Lehman, Ospraire or the Third Point Parties. Furthermore, at your request, we have not negotiated the Exchange Offer or advised you with respect to alternatives to it. We have not been requested to and did not solicit third party indications of interest in acquiring all or any part of the outstanding Units or make any recommendation as to the form or amount of consideration to be received by the holders of the Units in connection with the Exchange Offer.
     In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:
•	reviewed the Trust’s annual reports on Form 10-K for the fiscal year ended December 31, 2005, and quarterly reports on Form 10-Q for the quarters ended March 31, 2005, and March 31, 2006;

•	reviewed the Form S-4 (and including all amendments thereto) as well as Form of Amended Limited Liability Company Agreement, Certificate of Formation, Limited Liability Company Agreement, Form of Warrant to Purchase Common Units, Subscription Agreement, Common Unit Purchase Agreement, and Participation Agreement;

•	reviewed the Prospectus dated as of July 31, 2006;

•	reviewed certain other publicly available financial data regarding for certain companies that we deem comparable to the Trust as well as to the proposed Partnership; and

•	conducted such other studies, analysis and inquiries as we have deemed appropriate.

Mr. Mike Ulrich	August 1, 2006
JPMorgan Chase Bank, N.A.	- 4 -
     The Trust is a passively managed business without a management team. The Trustee serves in an administrative capacity only, with its primary focus to provide depositary/accounting services related to the receipt and distribution of Trust revenues and expenses. We have not discussed the business of the Trust with the Trustee or with any of the companies that control the working interests in the Trust’s properties. The Trust has not provided any financial information to Houlihan Lokey, other than information available in filings with the Securities and Exchange Commission.
     We have relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information, furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information.
     We have not independently verified the accuracy and completeness of the information supplied to us with respect to the Trust, the Partnership or the General Partner and do not assume any responsibility with respect to it. Furthermore, we have not been requested to make, and have not made, any physical inspection or independent appraisal of the net proved reserve estimates attributable to the interests of the Trust or evaluation of any of the assets, properties or liabilities of the Trust or the Partnership. Our Opinion is necessarily based on business, economic, market and other conditions as they exist and can be evaluated by us at the date of this letter. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring after the date of this letter. Finally, we are expressing no opinion herein with respect to the prices at which the Units have traded or may trade subsequent to the disclosure or consummation of the Exchange Offer, or as to the future price of common units of the Partnership.
     We express no opinion as to whether any of holders of Units should participate in (or reject) the Exchange Offer and this Opinion does not constitute a recommendation as to whether or not to accept the Exchange Offer.
     Based upon, and subject to the foregoing, it is our Opinion that the Exchange Offer is inadequate from a financial point of view to the holders of the Units.
HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC.

Annex B
Letter from Eastern
American Energy Corporation

Annex B
[Letterhead of Eastern American Energy Corporation]
June 21, 2006
Mr. Mike Ulrich, Vice President
JPMorgan Chase Bank, N.A.
700 Lavaca — 2nd Floor
Austin Texas 78701

Re:	Eastern American Natural Gas Trust/Ensource Energy Income Fund, L.P.
Dear Mr. Ulrich:
     JPMorgan Chase, N. A. acts as the Trustee of the Eastern American Natural Gas Trust (“Trust”) of which Eastern American Energy Corporation (“Eastern American”) is the Sponsor. As you know, Eastern American operates the properties for the Trust in accordance with all of the underlying documents pursuant to which the Trust was formed and owns a working interest in the wells from which the Net Profit Interest was created. The Trustee is aware of Ensource Energy Income Fund, L.P.’s (“Ensource”) original filing of a Registration Statement on Form S-4 with the Securities and Exchange Commission (“SEC”) relating to a proposed exchange offer pursuant to which Ensource offered to exchange its common units representing limited partner interests, for the outstanding Depositary Units of the Trust. More recently on May 15, 2006, Ensource filed an Amendment No. 6 to Form S-4 to its Registration Statement in order to modify the original exchange offer made to the Unitholders of the Trust. The Registration Statement specifies that Ensource is offering to (i) pay $31.00 in cash, without interest, to purchase up to 2,950,001 Depositary Units of the Trust or (ii) exchange one (1) newly issued common unit of Ensource and pay a pro rata share of a cash distribution of $5.9 million as such is reduced in the manner described in the Registration Statement for each outstanding Depositary Unit that is tendered to Ensource (the “Offer”).
     The purpose of the cash tender and the exchange offer is for Ensource to acquire control of the Trust and ultimately acquire the entire interest in the Trust. The Offer is the first step of Ensource’s plan to acquire all of the outstanding Trust Units of the Trust and the associated fractional interest in the Treasury Units that are held by the Depositary as evidenced by the Depositary Units. The Registration Statement specifies that Ensource intends, after the conclusion of the Offer, to seek to have the Trust consummate a second step merger with and into Ensource or, alternatively, a newly-formed wholly-owned subsidiary of Ensource. In the second step merger, each remaining Depositary Unit that was not validly tendered and accepted by Ensource for the cash consideration or the exchange consideration, pursuant to the Offer would be converted into the right to receive one (1) whole common unit of Ensource or, in the case of Trust Units withdrawn from the Depositary arrangement and therefor, not evidenced by a Trust Unit, converted into the right to receive 0.4 of a common unit of Ensource. The immediate effect of such a transaction would, upon the consummation of the second step merger, cause the existing Unitholders to be diluted from their existing 100% interest in the Net Profit Interest presently held by the Trust to a 51% interest when owned by Ensource (see page 45 of Registration Statement).
     As a result of the foregoing and the result of numerous other factors that remain to be recited herein, Eastern American has not changed its opinion that it would not be in the best interest of the Unitholders to accept Ensource’s modified offer and as such Eastern American believes that the modified Offer should be rejected.
     The cash consideration offered by Ensource of $91.2 million closely approximates the present value of the U. S. Treasury bonds associated with the Depositary Units. The value of the U. S. Treasury bonds had, according to Ensource’s Registration Statement, a market value of $82.2 million as of May 1, 2006. Ensource is funding the transaction with the Unitholders’ value of the U. S. Treasury bonds. The Unitholders can presently strip the U. S. Treasury bonds from the Depositary Units and recognize the value from the bonds so Ensource is not offering any true premium since the Unitholders already are entitled to and own a substantial portion of such cash value.
     Ensource also appears to be making an issue with respect to the expenses associated with operating the Trust. For the fiscal year ended December 31, 2005, the Trust expenses were $1,474,570, however, $725,798 of these expenses were associated with incremental expenses incurred by the Trust in reviewing and protecting the interests of the Unitholders with respect to Ensource’s original Registration Statement. Ensource does estimate Trust expenses for 2006 to be $774,979, however, by its own admission, Ensource’s general and administrative expenses may be as much as $2.42 million for the twelve (12) months ended March 31, 2007. This level of expense would constitute a three hundred percent (300%) increase over the estimated costs of the Trust for 2006.
     The existing Trust documents limit the expenditures of the Trust whereas the Ensource proposal has no such protections and even provides for the payment of an “employee bonus plan”.
     Eastern American reiterates all of its comments contained in its letter of July 29, 2005, which identified the principal concerns that Eastern American had with respect to the original offer. Eastern American has previously stated, and continues to believe, that the proposed transaction totally eviscerates the original intent and structure of the Trust and adds substantial adverse business risks and costs to the Unitholders. Accordingly, Eastern American believes that as such the Offer is not in the best interests of the existing Unitholders.
     We believe that the Trustee needs to retain an independent financial advisor to advise the Unitholders as to the fairness of the Offer currently contained in the Amended Registration Statement. Eastern American does not believe Ensource’s modifications to the original offer provide any incremental benefit to the existing Unitholders and therefore our opinion with respect to the same remains unchanged.
     To the extent you would like to discuss the same with Eastern American, please feel free to contact the undersigned or George O’Malley. We appreciate your continued assistance and cooperation with this matter.

Sincerely, /s/ Donald C. Supcoe Donald C. Supcoe President

Copy to:	Joe Casabona
Mike Fletcher
George O’Malley

Thomas W. Adkins
Bracewell & Giuliani LLP
111 Congress Avenue, Suite 2300
Austin TX 78701

Index to Exhibits
Exhibit 99.1 — Notice to Unit Holders dated August 10, 2006
Exhibit 99.2 — Press Release dated August 10, 2006